SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)
IOMAI Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
46202P 10 3
(CUSIP Number)
Martin P. Sutter
Essex Woodlands Health Ventures Fund V, L.P.
25 Waterway, Suite 225
The Woodlands, Texas 77380
(281) 364-1555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 12, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on February 13, 2006, as amended by that certain Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on November 17, 2006 (“Schedule 13D”). Capitalized terms used herein which are not defined have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items in the Schedule 13D remain unchanged.
AMENDMENT NO. 2 TO REPORT ON SCHEDULE 13D

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company
     On May 12, 2008, the Company, Intercell AG a joint stock corporation incorporated under the laws of the Republic of Austria (“Intercell”), and Zebra Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Intercell, entered into an Agreement and Plan of Merger (the “Merger Agreement”) whereby the Company agreed to be acquired by Intercell subject to the terms and conditions of the Merger Agreement. In connection with the Merger Agreement, Essex Woodlands Health Ventures V, L.L.C., a Delaware limited liability company (the “Essex”), entered into a voting agreement (the “Voting Agreement”) with Intercell. Under the terms of the Voting Agreement, Essex irrevocably appointed Intercell as its proxy to vote all outstanding shares of the Company’s Common Stock held by Essex as of the record date: (1) in favor of the merger (the “Merger”) contemplated by, and the adoption of, the Merger Agreement; (2) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement; and (3) against (i) any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization or liquidation involving the Company, other than the Merger, (ii) a sale or transfer of a material amount of assets or capital stock of the Company or (iii) any action that is intended, or would reasonably be expected, to impede, interfere with, prevent, delay, postpone or adversely affect the Merger or the transactions contemplated by the Merger Agreement.
     Under the terms of the Voting Agreement, Essex agreed not to exercise any appraisal rights or any dissenters’ rights that it may have or could potentially have in connection with the Merger or the Merger Agreement.
     A form of the Voting Agreement is attached as Exhibit B to the Merger Agreement which is filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K as filed with the Commission on May 12, 2008.
     On May 12, 2008 and in connection with the Merger Agreement, Essex entered into a share exchange agreement (the “Share Exchange Agreement”) with Intercell, whereby Essex agreed, among other things, prior to the effective date of the Merger, to exchange all shares of, and options or warrants to purchase, the Company’s Common Stock held by them into a number of shares of Intercell’s Common Stock equal to the number of the Reporting Persons’ shares of, and option or warrants to purchase, the Company’s Common Stock, multiplied by $6.60 per share and divided by the closing sale prices (as converted into U.S. dollars) of Intercell’s Common Stock on the Vienna Stock Exchange on the closing date of such exchange. The consummation of the exchange is conditioned upon, among other things, (1) the report of an independent auditor addressing the adequacy of the Company’s Common Stock to be provided to Intercell in exchange for Intercell’s Common Stock in the exchange and (2) the acceptance by the Vienna Commercial Register of Intercell’s application for an increase of its share capital. In the event that (i) the report of the independent auditor fails to conclude that the value of Essex’s shares of, and options or warrants to purchase, the Company’s Common Stock is at least as high as the value of the shares of Intercell’s Common Stock or (ii) the Vienna Commercial Register does not accept the registration of Intercell’s capital increase within 15 days following the closing date of the exchange, then Essex will be paid cash equal to the number of shares of, and options or warrants to purchase, the Company’s Common Stock, multiplied by $6.60 per share.
     A form of the Exchange Agreement is attached as Exhibit A to the Merger Agreement which is filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K as filed with the Commission on May 12, 2008.
     The above summary descriptions of the Voting Agreement and the Exchange Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the Voting Agreement and the Exchange Agreement, which are incorporated herein by reference.
     Because of Essex’s participation in the Voting Agreement and the Exchange Agreement, each of the Reporting Persons may also be deemed to beneficially own all of the shares beneficially owned by the other participants in such agreements, a total of 13,461,349 shares (the “Agreement Shares”).
     Accordingly, each of the Reporting Persons may be deemed to own beneficially 52.6% of the Company’s Common Stock, which percentage is calculated based upon the 25,601,344 shares reported to be outstanding in the Company’s most recent Form 10-Q, which was filed with the Commission for the period ended March 31, 2008. Each of the Reporting Persons disclaims beneficial ownership of the Agreement Shares except to the extent of his or its pecuniary interest therein, if any.

Signatures
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
     Date: May 30, 2008

ESSEX WOODLANDS HEALTH VENTURES FUND V, L.P.			INDIVIDUALS:

By:	Essex Woodlands Health Ventures VI, L.P.
/s/ James L. Currie

	By: Essex Woodlands Health Ventures VI, L.L.C.		Name:	James L. Currie

	/s/ Martin P. Sutter			/s/ Martin P. Sutter

	Name:	Martin P. Sutter	Name:	Martin P. Sutter
	Title:	Managing Director

ESSEX WOODLANDS HEALTH VENTURES V, L.L.C.				/s/ Immanuel Thangaraj

			Name:	Immanuel Thangaraj
/s/ Martin P. Sutter

Name:	Martin P. Sutter
Title:	Managing Director